1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated August 10, 2026

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Xinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐   No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

EXHIBIT INDEX

Exhibit	Description

99.1	To announce the differences between consolidated financial statements for the three months ended June 30, 2026 under Taiwan-IFRSs and that under IFRSs

99.2	Consolidated Financial Statements for the Three Months Ended June 30, 2026 and 2025 and Independent Auditors’ Review Report pursuant to International Financial Reporting Standards adopted by ROC (“Taiwan-IFRSs”)

99.3	Consolidated Financial Statements for the Three Months Ended June 30, 2026 and 2025 and Independent Auditors’ Review Report pursuant to International Financial Reporting Standards issued by the International Accounting Standards Board (“IFRSs”)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 10, 2026

Chunghwa Telecom Co., Ltd.

By:	/s/ Wen-Hsin Hsu
Name:	Wen-Hsin Hsu
Title:	Chief Financial Officer

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